53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
July 10, 2013	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA HAND DELIVERY

Mr. Edward M. Kelly

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WCI Communities, Inc.
Registration Statement on Form S-1 (File No. 333-188866)

Dear Mr. Kelly,

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of WCI Communities, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).

We supplementally advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as follows on behalf of the Company:

•                  Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $20.00 and $23.00, after giving effect to a 10.3 for 1 stock split of its common stock that is intended to be effected immediately prior to the consummation of the Offering.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter.

The Company further advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the information in this letter that the

Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the Offering.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.  Pursuant to Rule 12b-4 and Rule 418(b), on behalf of the Company, we request that this letter be returned to us upon completion of your review thereof.  We have provided a self-addressed stamped envelope for this purpose.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as on or about Monday, July 15, 2013.  We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please do not hesitate to contact me at (212) 906-1281 or my colleague, Senet Bischoff, at (212) 906-1834 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	Lisa Haynes Etheredge
Jeanne K. Baker